UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           EUROWEB INTERNATIONAL CORP.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    298801408
                                 (CUSIP Number)

                                 CORCYRA d.o.o.
                           c/o Elliot H. Lutzker, Esq.
                               Phillips Nizer LLP
                 666 Fifth Avenue, New York, New York 10103-0084
                                 (212) 977-9700
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 31, 2006
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     CORCYRA d.o.o. - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Croatia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5% (Based on an outstanding number of shares of common stock of 5,889,074.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

*See following page

CUSIP No. 298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     KSD Pacific, LLC - 20-5478852
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5% (Based on an outstanding number of shares of common stock of 5,889,074.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

* See following page

CUSIP No. 298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Yossi Attia - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel (dual citizenship).
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,376,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40% (Based on an outstanding number of shares of common stock of
     5,889,074.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

* See following page

      * Pursuant to the Stock Purchase Agreement, dated as of August 31, 2006, a copy of which is attached to this Statement as Exhibit 1 (the "Purchase Agreement"), by and among Moshe Har Adir ("Seller"), CORCYRA, d.o.o., a Croatian company ("CORCYRA") and Shalom Attia ("CORCYRA Director"), on the one hand ("Selling Parties"), and KSD Pacific, LLC, a Nevada limited liability company, on the other hand ("KSD"), KSD purchased from the Seller all of the issued and outstanding shares of capital stock of CORCYRA in exchange for $10,830,377, as is more fully described in the Purchase Agreement.

Item 1. Security and Issuer.

      This statement on Schedule 13D, as amended (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of EuroWeb International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 468 N. Camden Drive, Suite 256(i), Beverly Hills, CA 90210.

Item 2. Identity and Background.

      (a) This Statement is being filed by CORCYRA, KSD (the sole shareholder of CORCYRA) and Yossi Attia ("Mr. Attia") (the sole officer and director of CORCYRA and sole member of KSD).

      (b) The business address of CORCYRA, is : Valdabeckiput 118, Pula, Croatia 52100. The business address of KSD and Mr. Attia is 1061 1/2 N. Spaulding Avenue, West Hollywood, CA 90046.

      (c) CORCYRA is currently a designated single asset company and is reviewing opportunities to merge or acquire one or more ongoing entities in order to maximize its resources. KSD Pacific, LLC is the sole owner of CORCYRA and Mr. Attia is the sole officer and director of CORCYRA and sole manager of KSD; Mr Attia is employed by the Issuer in a business that is unrelated to CORCYRA or KSD's business, other than its ownership of CORCYRA, is unrelated. Mr. Attia is chief executive officer and a director of the issuer.

      (d)-(e) Neither CORCYRA, KSD nor Mr. Attia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) CORCYRA is a Croatia corporation. Mr. Attia is a citizen of the United States and Israel and resides in California.

Item 3. Source and Amount of Funds or Other Consideration.

      Under the terms of the Stock Purchase Agreement, the Seller sold all of the issued and outstanding shares of capital stock of CORCYRA to KSD in exchange for $10,830,377 as is more fully described in the such agreement.

Item 4. Purpose of Transaction.

      To report a change of ownership of the Issuer's principal shareholder.

Item 5. Interest in Securities of the Issuer.

      (a) CORCYRA owns 2,326,043 shares of Common Stock of the Issuer, or 39.5% of the Issuer's issued and outstanding shares of Common Stock.

      Effective March 22, 2005, the Issuer's board of directors granted Mr. Attia the option to purchase 100,000 shares of Common Stock at an exercise price of $3.40 per share under the Issuer's 2004 Incentive Plan. The options vests in four equal instalments of 25,000 shares of Common Stock, the first having vested on September 22, 2005, and an additional 25,000 shares vesting within 60 days of the date of this Statement on September 22, 2006.

      (b) Pursuant to Rule 13d-3(d)(1), CORCYRA, Mr. Attia and KSD may be deemed to have shared disposition and voting power with respect to such 2,326,043 shares of Common Stock of the Issuer.

      (c) Other than as provided herein, no other transactions in the Common Stock of the Issuer were effected by CORCYRA, Har Adir or Attia in the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no other contracts, understandings or relationships with respect to the securities of the Issuer other than: the Purchase Agreement; and that Mr. Attia is chief executive officer and a member of the Issuer's board of directors.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number    Description
--------------    -----------

1 Stock Purchase Agreement, dated as of August 31, 2006, by and between Moshe Har Adir, CORCYRA, d.o.o., a Croatian company and Shalom Attia, on the one hand; and KSD Pacific, LLC, a Nevada limited liability company, on the other hand.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 5, 2006

                                 CORCYRA D.O.O.

                                 By: /s/ Yossi Attia
                                     --------------------------------------
                                     Yossi Attia, sole officer and director


                                 KSD PACIFIC, LLC

                                 By: /s/ Yossi Attia
                                     --------------------------------------
                                     Yossi Attia, sole member


                                     /s/ Yossi Attia
                                     --------------------------------------
                                     Yossi Attia, individually